Mairs & Power W1520 332 Minnesota Street St. Paul, Minnesota 55101
Dear Valued Shareholder,

Thank you for being an investor in the Mairs & Power Funds. You are a significant shareholder, and your proxy vote is critical. You were recently sent proxy materials for the upcoming Special Meeting of Shareholders scheduled for March 30th. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card(s) for your convenience.

As discussed in more detail in the proxy statement, shareholders of the Mairs & Power Growth Fund, the Mairs & Power Balanced Fund and the Mairs & Power Small Cap Fund, are being asked to vote to reorganize each Fund into a different trust named Trust for Professional Managers (TPM). TPM has the same corporate structure as the current trust, Mairs & Power Funds Trust. The Adviser proposed the reorganizations because it believes that the current Funds will benefit from a multiple series platform. Potential benefits include expected lower expenses over time and greater access to professionals and other resources of the platform including resources to navigate increasing industry complexity and regulatory changes; thus, allowing the investment adviser, Mairs & Power, Inc., to focus on its core competency, investment management and research. Mairs & Power, Inc. will continue to be the investment adviser to each Fund and the investment strategies, philosophy and process will not change. Shareholders will not notice any operational change due to the reorganization. The Board of Trustees of Mairs & Power Trust Funds has unanimously recommended that shareholders of each Fund vote “FOR” each applicable proposal.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/mairsandpower/docs/2022meeting.pdf. If you have any proxy related questions or would like to cast your proxy vote by phone, please call 1-866-530-8623 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

We very much appreciate your attention to this matter. Please help us by casting your vote today.

Sincerely,

Mark L. Henneman
President, Mairs & Power Funds Trust

How do I vote? There are four convenient methods for casting your important proxy vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-866-530-8623. Representatives are available Monday through Friday 9 a.m. to 11 p.m. Eastern time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage‑prepaid return envelope provided.